Exhibit 99.3

EXCHANGE AGENT AGREEMENT

JPMorgan Chase Bank, N.A.
4 New York Plaza, 15th Floor
New York, NY 10004
Attention: Francine Springer, Vice President

Ladies and Gentlemen:

Lennar Corporation, a Delaware corporation (the “Company”) proposes to make an offer (the “Exchange Offer”) to exchange up to $250,000,000 aggregate principal amount of its Series B 5.95% Senior Notes due 2011 (the “Outstanding Notes), for a like principal amount of its outstanding Series A 5.95% Senior Notes due 2011 ( the “Exchange Notes”). The terms and conditions of the Exchange Offer are set forth in a prospectus (the “Prospectus”), included in the Company’s Registration Statement on Form S-4 (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”) that the Company proposes to distribute to all record holders of the Outstanding Notes. The Outstanding Notes and the Exchange Notes are collectively referred to as the “Securities.”

The Company hereby appoints JPMorgan Chase Bank, N.A. to act as exchange agent (the “Exchange Agent”) in connection with the Exchange Offer. References hereinafter to “you” shall refer to JPMorgan Chase Bank, N.A.

The Exchange Offer is expected to be commenced by the Company on or about August [     ], 2006. The Letter of Transmittal accompanying the Prospectus (or in the case of book-entry securities, the Automated Tender Offer Program (“ATOP”) of the Book-Entry Transfer Facility (as defined below)) is to be used by the holders of the Outstanding Notes to accept the Exchange Offer, and contains instructions with respect to delivery of certificates for Outstanding Notes to be tendered in connection therewith.

The Exchange Offer shall expire at 5:00 p.m. New York City time, on [          ] [          ], 2006 or on such later date or time to which the Company may extend the Exchange Offer (the “Expiration Date”). Subject to the terms and conditions set forth in the Prospectus, the Company expressly reserves the right to extend the Exchange Offer from time to time and may extend the Exchange Offer by giving oral (promptly confirmed in writing) or written notice to you before 9:00 a.m., New York City time, on the business day following the previously scheduled Expiration Date.

The Company expressly reserves the right to amend or terminate the Exchange Offer, and not to accept for exchange any Outstanding Notes not theretofore accepted for exchange, for any reason, including, without limitation, upon the occurrence of any of the conditions of the Exchange Offer specified in the Prospectus under the caption “The Exchange Offer — Certain Conditions to the Exchange Offer.” The Company will give oral (promptly confirmed in writing) or written notice of any amendment, termination or non-acceptance to you as promptly as practicable.

In carrying out your duties as Exchange Agent, you are to act in accordance with the following instructions:

1.  You will perform such duties and only such duties as are specifically set forth in the section of the Prospectus entitled “The Exchange Offer,” in the Letter of Transmittal and as specifically set forth herein and such duties which are necessarily incidental thereto; provided, however, that in no way will your general duty to act in good faith be discharged by the foregoing.

2.  You will establish a book-entry account with respect to the Outstanding Notes at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Exchange Offer within two business days after the date of the Prospectus, or, if you already have established an account with the Book-Entry Transfer Facility suitable for the Exchange Offer, you will identify such pre-existing account to be used in the Exchange Offer, and any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of the Outstanding Notes by causing the Book-Entry Transfer Facility to transfer such Outstanding Notes into your account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer.

3.  You are to examine each of the Letters of Transmittal and certificates for Outstanding Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility) and any other documents delivered or mailed to you by or for holders of the Outstanding Notes to ascertain whether: (i) the Letters of Transmittal and any such other documents are duly executed and properly completed in accordance with instructions set forth therein; and (ii) the Outstanding Notes have otherwise been properly tendered. In each case where the Letter of Transmittal or any other document has been improperly completed or executed or any of the certificates for Outstanding Notes are not in proper form for transfer or some other irregularity in connection with the acceptance of the Exchange Offer exists, you will endeavor to inform the presenters of the need (i) for fulfillment of all requirements and (ii) to take any other action as may be reasonably necessary or advisable to cause such irregularity to be corrected. The Company has sole discretion to determine whether any tender is complete and valid and has the absolute right to reject any and all tenders determined by it not to be in proper form and to determine whether the acceptance of or the exchange of the Outstanding Notes in respect thereof by it for such tenders would be unlawful.

4.  With the approval of any of the Chief Executive Officer and President, any Executive Vice President, any Senior Vice President, any Vice President or the Vice President and the Treasurer (each, an “Authorized Officer”) (such approval, if given orally, to be promptly confirmed in writing) or any other party designated by such an Authorized Officer in writing, you are authorized to waive any irregularities in connection with any tender of Outstanding Notes pursuant to the Exchange Offer.

5.  Tenders of Outstanding Notes may be made only as set forth in the Letter of Transmittal and in the section of the Prospectus captioned “The Exchange Offer — Procedures for Tendering,” and Outstanding Notes shall be considered properly tendered to you only when tendered in accordance with the procedures set forth therein.

Notwithstanding the provisions of this Section 5, Outstanding Notes approved by an Authorized Officer or any other party designated by any such Authorized Officer in writing as having been properly tendered shall be considered to be properly tendered (such approval, if given orally, shall be promptly confirmed in writing).

6.  You shall keep records of and advise the Company on a regular basis with respect to any Outstanding Notes delivered in accordance with any of the procedures set forth in the Letter of Transmittal subsequent to the Expiration Date and accept the Company’s instructions with respect to disposition of such Outstanding Notes.

7.  You shall accept tenders:

(a) in cases where the Outstanding Notes are registered in two or more names only if signed by all named holders;

(b) in cases where the signing person (as indicated on the Letter of Transmittal) is acting in a fiduciary or a representative capacity only when proper evidence of his or her authority so to act is submitted; and

(c) from persons other than the registered holder of Outstanding Notes, provided that customary transfer requirements, including payment of any applicable transfer taxes, are fulfilled.

You shall accept partial tenders of Outstanding Notes where so indicated and as permitted in the Letter of Transmittal and deliver certificates for Outstanding Notes to the registrar for split-up and return any untendered Outstanding Notes to the holder (or such other person as may be designated in the Letter of Transmittal) as promptly as practicable after expiration or termination of the Exchange Offer.

8.  Upon satisfaction or waiver of all of the conditions to the Exchange Offer, the Company will notify you (such notice, if given orally, to be promptly confirmed in writing) of its acceptance, promptly after the Expiration Date, of all Outstanding Notes properly tendered and you, on behalf of the Company, will exchange such Outstanding Notes for Exchange Notes and cause such Outstanding Notes to be cancelled. Delivery of Exchange Notes will be made on behalf of the Company by you at the rate of $1,000 principal amount of Exchange Notes for each $1,000 principal amount of the corresponding series of Outstanding Notes tendered promptly after notice (such notice, if given orally, to be promptly confirmed in writing) of acceptance of said Outstanding Notes by the Company; provided, however, that in all cases, Outstanding Notes tendered pursuant to the Exchange Offer will be exchanged only after timely receipt by you of certificates for such Outstanding Notes (or confirmation of book-entry transfer into your account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof, or an agent’s message (as defined in the Prospectus) in lieu thereof) with any required signature guarantees and any other required documents. You shall issue Exchange Notes only in denominations of $2,000 or any integral multiple of $1,000 in excess of $2,000.

9.  Tenders pursuant to the Exchange Offer are irrevocable, except that, subject to the terms and upon the conditions set forth in the Prospectus and the Letter of Transmittal, Outstanding Notes tendered pursuant to the Exchange Offer may be withdrawn at any time prior to the Expiration Date.

10.  The Company shall not be required to exchange any Outstanding Notes tendered if any of the conditions relating to the Exchange Offer, as described in the Prospectus, are not met. Notice of any decision by the Company not to exchange any Outstanding Notes tendered shall be given (such notice, if given orally, shall be promptly confirmed in writing) by the Company to you.

11.  If, pursuant to the Exchange Offer, the Company does not accept for exchange all or part of the Outstanding Notes tendered because of an invalid tender, the occurrence of certain other events set forth in the Prospectus under the caption “The Exchange Offer — Certain Conditions to the Exchange Offer” or otherwise, you shall promptly after the expiration or termination of the Exchange Offer return those certificates for unaccepted Outstanding Notes (or effect appropriate book-entry transfer), together with any related required documents and the Letters of Transmittal relating thereto that are in your possession, to the persons who deposited them.

12.  All certificates for reissued Outstanding Notes, unaccepted Outstanding Notes or Exchange Notes shall be forwarded by (a) first-class mail, postage prepaid under a blanket surety bond protecting you and the Company from loss or liability arising out of the nonreceipt or nondelivery of such certificates or (b) by registered mail insured separately for the replacement value of each of such certificates.

13.  You are not authorized to pay or offer to pay any concessions, commissions or solicitation fees to any broker, dealer, bank or other persons or to engage or utilize any person to solicit tenders.

14.  As Exchange Agent hereunder you:

(a) will be regarded as making no representations and having no responsibilities as to the validity, sufficiency, value or genuineness of any of the certificates or the Outstanding Notes represented thereby deposited with you pursuant to the Exchange Offer, and will not be required to and will make no representation as to the validity, value or genuineness of the Exchange Offer;

(b) shall not be obligated to take any legal action hereunder which might in your reasonable judgment involve any expense or liability, unless you shall have been furnished with reasonable indemnity;

(c) shall not be liable to the Company for any action taken or omitted by you, or any action suffered by you to be taken or omitted, without negligence, recklessness, willful misconduct or bad faith on your part, by reason of or as a result of the administration of your duties hereunder in accordance with the terms and conditions of this Agreement or by reason of your compliance with the instructions set forth herein or with any written or oral instructions delivered to you pursuant hereto, and may reasonably rely on and shall be protected in acting in good faith in reliance upon any certificate, instrument, opinion, notice, letter, facsimile or other document or security delivered to you and reasonably believed by you to be genuine and to have been signed by the proper party or parties;

(d) may reasonably act upon any tender, statement, request, comment, agreement or other instrument whatsoever not only as to its due execution and validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which you shall in good faith reasonably believe to be genuine or to have been signed or represented by a proper person or persons;

(e) may rely on and shall be protected in acting upon written or oral instructions from any Authorized Officer of the Company with respect to the Exchange Offer;

(f) shall not advise any person tendering Outstanding Notes pursuant to the Exchange Offer as to the wisdom of making such tender or as to the market value or decline or appreciation in market value of any Outstanding Notes;

(g) may consult with your counsel and the written opinion of such counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by you hereunder in good faith and in accordance with such written opinion of such counsel; and

(h) in no event will you be liable for special, indirect or consequential loss or damage of any kind whatsoever (including but not limited to lost profits) even if you have been advised of the likelihood of such loss or damage and regardless of the form of action.

15.  You shall send to all holders of Outstanding Notes a copy of the Prospectus, the Letter of Transmittal, the Notice of Guaranteed Delivery, as defined in the Prospectus, and such other documents as may be furnished by the Company to commence the Exchange Offer and take such action as may from time to time be requested by the Company or its counsel (and such other action as you may reasonably deem necessary) to furnish copies of the Prospectus, the Letter of Transmittal and the Notice of Guaranteed Delivery or such other forms as may be approved from time to time by the Company, to all holders of Outstanding Notes and to all persons requesting such documents and to accept and comply with telephone requests for information relating to the Exchange Offer, provided that such information shall relate only to the procedures for accepting (or withdrawing from) the Exchange Offer. The Company will furnish you with copies of such documents as you may request. All other requests for information relating to the Exchange Offer shall be directed in writing to the Company, Attention: Michael Francis, Esq., at the Company’s offices at 700 Northwest 107th Avenue, Miami, Florida 33172, telephone (305) 229-6619.

16.  You shall keep records and advise by facsimile transmission or telephone, and promptly thereafter confirm in writing to the General Counsel of the Company, and such other person or persons as the Company may request in writing, not later than 7:00 p.m., New York City time, each business day, and more frequently if reasonably requested, up to and including the Expiration Date, as to the number of Outstanding Notes which have been tendered pursuant to the Exchange Offer and the items received by you pursuant to this Agreement, separately reporting and giving cumulative totals as to items properly received and items improperly received. In addition, you will also inform, and cooperate in making available to, the Company or any such other person or persons as the Company requests from time to time prior to the Expiration Date of such other information as they may reasonably request. Such cooperation shall include, without limitation, the granting by you to the Company and such person as the Company may request of access to those persons on your staff who are responsible for receiving tenders, in order to ensure that immediately prior to the Expiration Date the Company shall have received information in sufficient detail to enable it to decide whether to extend the Exchange Offer. You shall prepare a final list of all persons whose tenders were accepted, the aggregate principal amount of Outstanding Notes tendered, the aggregate principal amount of Outstanding Notes accepted and deliver said list to the Company.

17.  Letters of Transmittal and Notices of Guaranteed Delivery shall be stamped by you as to the date and the time of receipt and shall, except as provided in Section 11, be preserved by you for a period of time at least equal to the period of time you preserve other records pertaining to the transfer of securities (or, if earlier, until such time as such documents are delivered to the Company upon termination of this Agreement, pursuant to Section 29). You shall dispose of unused Letters of Transmittal and other surplus materials in accordance with your customary procedures.

18.  You hereby expressly waive any rights of lien, encumbrance, attachment or set-off whatsoever, if any, that you may have with respect to funds deposited with you for the payment of transfer taxes, whether such rights arise by reason of statutory or common law, by contract or otherwise.

19.  For services rendered as Exchange Agent hereunder, you shall be entitled to such compensation and reimbursement of out-of-pocket expenses as set forth on Schedule I attached hereto.

20.  You hereby acknowledge receipt of the Prospectus, the Letter of Transmittal, the Notice of Guaranteed Delivery and the other documents associated with the Exchange Offer attached hereto and further acknowledge that you have examined each of them to the extent necessary to perform your duties hereunder. Any inconsistency between this Agreement, on the one hand, and the Prospectus and the Letter of Transmittal

(as they may be amended from time to time), on the other hand, shall be resolved in favor of the latter two documents, except with respect to the duties, liabilities and indemnification of you as Exchange Agent which shall be controlled by this Agreement.

21.  The Company agrees to indemnify and hold you harmless in your capacity as Exchange Agent hereunder against any liability, reasonable cost or reasonable expense, including reasonable attorneys’ fees, arising out of or in connection with any act, omission, delay or refusal made by you in reasonable reliance upon any signature, endorsement, assignment, certificate, order, request, notice, instruction or other instrument or document reasonably believed by you in good faith to be valid, genuine and sufficient and in accepting any tender or effecting any transfer of Outstanding Notes reasonably believed by you in good faith to be authorized, and in delaying or refusing in good faith to accept any tenders or effect any transfer of Outstanding Notes; provided, however, that the Company shall not be liable for indemnification or otherwise for any loss, liability, cost or expense to the extent arising out of your negligence, recklessness, willful misconduct or bad faith. In no case shall the Company be liable under this indemnity with respect to any claim against you unless the Company shall be notified by you, by letter or cable or by facsimile confirmed by letter, of the written assertion of a claim against you or of any other action commenced against you, promptly after you shall have received any such written assertion or written notice of the commencement of any such action. The Company shall be entitled to participate at its own expense in the defense of any such claim or other action, and, if the Company so elects, the Company shall assume the defense of any suit brought to enforce any such claim. In the event that the Company shall assume the defense of any such suit, the Company shall not be liable for the fees and expenses of any additional counsel thereafter retained by you so long as the Company shall retain counsel reasonably satisfactory to you to defend such suit. You shall not enter into any settlement or other compromise with respect to any indemnified loss, liability, cost or expense without the prior written consent of the Company which consent shall not be unreasonably withheld, delayed or conditioned. The provisions of this section shall survive the termination of this Agreement.

22.  You shall arrange to comply with all requirements under the tax laws of the United States, including those relating to missing Tax Identification Numbers, and shall file any appropriate reports with the Internal Revenue Service.

23.  You shall deliver or cause to be delivered, in a timely manner to each governmental authority to which any transfer taxes are payable in respect of the exchange of the Outstanding Notes, your check in the amount of all transfer taxes so payable, and the Company shall reimburse you for the amount of any and all transfer taxes payable in respect of the exchange of Outstanding Notes; provided, however, that you shall reimburse the Company for amounts refunded to you in respect of your payment of any such transfer taxes, at such time as such refund is received by you.

24.  This Agreement and your appointment as Exchange Agent hereunder shall be construed and enforced in accordance with the laws of the State of New York applicable to agreements made and to be performed entirely within such state, and without regard to conflicts of law principles, and shall inure to the benefit of, and the obligations created hereby shall be binding upon, the successors and assigns of each of the parties hereto.

25.  This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

26.  In case any provision of this Agreement shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

27.  This Agreement shall not be deemed or construed to be modified, amended, rescinded, cancelled or waived, in whole or in part, except by a written instrument signed by a duly authorized representative of the party to be charged. This Agreement may not be modified orally.

28.  Unless otherwise provided herein, all notices, requests and other communications to any party hereunder shall be in writing (including facsimile) and shall be given to such party, addressed to it, at its address or telecopy number set forth below:

If to the Company:

Lennar Corporation
700 Northwest 107th Avenue
Miami, Florida 33172
Telephone: (305) 229-6619
Fax: (305) 229-6650
Attention: Michael Francis, Esq.

With a copy to:

Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019
Telephone: (212) 878-8000
Fax: (212) 878-8375
Attention: David W. Bernstein, Esq.

If to the Exchange Agent:

JPMorgan Chase Bank, N.A.
4 New York Plaza (15th Floor)
New York, New York 10004
Facsimile: (212) 623-6205
Attention: Francine Springer, Vice President

29.  Unless terminated earlier by the parties hereto, this Agreement shall terminate 90 days following the Expiration Date. Notwithstanding the foregoing, Sections 18, 19, 21 and 23 shall survive the termination of this Agreement. Upon any termination of this Agreement, you shall promptly deliver to the Company any certificates for Outstanding Notes, funds or property (including, without limitation, Letters of Transmittal and any other documents relating to the Offer) then held by you as Exchange Agent under this Agreement.

30.  This Agreement shall be binding and effective as of the date hereof.

Please acknowledge receipt of this Agreement and confirm the arrangements herein provided by signing and returning the enclosed copy.

By: _ _
Name:
Title: Vice President and Treasurer

Accepted as of the date
first above written:

JPMORGAN CHASE BANK, N.A.

By: _ _
Name: Francine Springer

Title:	Vice President